UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 24, 2017
Tesoro Corporation
(Exact name of registrant as specified in its charter)

Delaware	1-3473	95-0862768

(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19100 Ridgewood Pkwy San Antonio, Texas	78259-1828

(Address of principal executive offices)	(Zip Code)

(210) 626-6000
(Registrant’s telephone number,
including area code)

Not Applicable
(Former name or former address, if
changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.
As previously disclosed, on November 16, 2016, Tesoro Corporation, a Delaware corporation (“Tesoro” or “we”), Western Refining Inc., a Delaware corporation (“Western Refining”), Tahoe Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Tesoro (“Merger Sub 1”) and Tahoe Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Tesoro, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of Western Refining by Tesoro through a merger of Merger Sub 1 with and into Western Refining, with Western Refining surviving the merger as a wholly owned subsidiary of Tesoro (the “Merger”). The completion of the Merger is subject, among other conditions, to the expiration or termination of the waiting period applicable to the Merger pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder.
On May 24, 2017, we were notified that the waiting period under the HSR Act applicable to the Merger was terminated by the Federal Trade Commission, and, as a result, the corresponding condition to the parties’ obligation to consummate the Merger has been satisfied. The Merger remains subject to satisfaction of other customary closing conditions.
Also on May 24, 2017, we issued a press release publicly announcing (i) the termination of the waiting period under the HSR Act, (ii) the expected closing date of June 1, 2017 and (iii) that the “Election Deadline” (as defined in the election materials previously provided to Western Refining stockholders of record and in the Merger Agreement) for stockholders of record of Western Refining to make their elections with respect to the merger consideration payable upon the closing of the Merger shall be 5:00 p.m. Eastern Time on May 30, 2017, unless otherwise extended by us through subsequent public announcement. A copy of the press release is filed as Exhibit 99.1 hereto.

Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.
99.1     Press Release of Tesoro Corporation, dated May 24, 2017

Forward Looking Statements:
This Current Report on Form 8-K contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Tesoro of Western Refining, synergies and the shareholder value to result from the combined company. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed acquisition, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the acquisition, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement for the acquisition, the risk that the parties may not be able to satisfy the conditions to the proposed acquisition in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed acquisition, the risk that any announcements relating to the proposed acquisition could have adverse effects on the market price of Tesoro’s common stock or Western Refining’s common stock, the risk that the proposed acquisition and its announcement could have an adverse effect on the ability of Tesoro and Western Refining to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend Tesoro may pay, and other factors. All such factors are difficult to predict and are beyond Tesoro’s control, including those detailed in Tesoro’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and registration statement on Form S-4 filed with the SEC on December 14, 2016, as amended (the “Form S-4”) that are available on its website at http://www.tsocorp.com and on the SEC’s website at http://www.sec.gov, and those detailed in Western Refining’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Western Refining’s website at http://www.wnr.com and on the SEC website at http://www.sec.gov. Tesoro’s and Western Refining’s forward-looking statements are based on assumptions that Tesoro and Western Refining believe to be reasonable but that may not prove to be accurate. Tesoro and Western Refining undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:
This communication relates to a proposed business combination between Western Refining and Tesoro. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:
In connection with the proposed transaction, Tesoro has filed with the SEC, and the SEC has declared effective, a registration statement on Form S-4 (Reg. No. 333-215080 ), containing a joint proxy statement/prospectus of Tesoro and Western Refining, which proxy statement/prospectus was first mailed to Tesoro and Western Refining stockholders on February 17, 2017. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Tesoro or Western Refining may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF TESORO AND WESTERN REFINING ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by Tesoro will be made available free of charge on Tesoro’s website at http://www.tsocorp.com or by contacting Tesoro’s Investor Relations Department by phone at 210-626-6000. Copies of documents filed with the SEC by Western Refining will be made available free of charge on Western Refining’s website at http://www.wnr.com or by contacting Western Refining’s Investor Relations Department by phone at 602-286-1530 or 602-286-1533.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: May 24, 2017

TESORO CORPORATION

By:	/s/ BLANE W. PEERY
Blane W. Peery
Vice President and Controller

Index to Exhibit

Exhibit Number	Description of Exhibit
99.1	Press Release of Tesoro Corporation, dated May 24, 2017